Filed by AppNet, Inc.
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                                 Subject Company:  AppNet, Inc.
                                                 Commission File No.  000-26263










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FOR IMMEDIATE RELEASE

Point of View
Ken Bajaj, President and CEO of AppNet

Implementing eMarketplaces: The Race is On

This is a great time to be in e-business, and an even better time to be building, facilitating and participating in eMarketplaces. Analysts estimate that $80.4 billion will be spent on B2B e-commerce transactions this year, and that those revenues will increase exponentially for the next five years. If these trends continue as predicted, over 50% of an estimated
2.7 trillion in B2B commerce will be done through eMarketplaces by 2004.

As you can imagine, these figures have companies racing to get in on the action - racing to implement online B2B trading hubs, or eMarketplaces. But the question many corporate leaders are wrestling with is this: Is getting there first more important than getting it right?

Activity over the last few years indicates that getting there quickly is a priority for most. 67% of the Global 2500 are now doing a significant amount of business over the Web, and the remaining 33% plan to get on board within the next year.

But such rapid implementation has its downside. Companies developing eMarketplaces face a variety of challenges that often stem from limited understanding of industry dynamics and technologies. As a result, many end up making critical mistakes during development. This is especially true of startups that lack a deep knowledge of vertical industries. These mistake often include: failure to develop strategic alliances with other marketplaces, creation of a poorly designed solution, and focusing exclusively on either buyers or sellers -- rather than bringing buyers and sellers together and giving them the ability to achieve critical mass and liquidity.

Savvy companies can avoid these pitfalls by understanding that eMarketplaces require a solid e-business strategy before they are even brought online. The eMarketplaces that will succeed are those capable of handling high transactional volume and quickly moving beyond pure transactional and infomediary services to include financing, logistics, distribution, credit, insurance, and more. The eMarketplaces that will dominate are those that can integrate their partners quickly, and provide an open architecture for them to do business in.

So how can a business ensure that its eMarketplace will succeed? The answer is simple -- partner with a proven leader in eMarketplace development and participation. Of the many companies that offer such services, AppNet is the standout.

AppNet is currently implementing B2B eMarketplace solutions for 10 customers: including UCCnet, the Internet's largest eMarketplace for B2B transactions; ProcureZone.com, an eMarketplace for the power plant construction equipment industry; and TelecomSmart, an eMarketplace for small business telecom services.


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AppNet also has a number of alliances in place to help implement its
eMarketplace solutions. Some of AppNet's partners include Commerce One, Great Plains, Yantra, eCredit, mySAP.com, and WebMethods.

Our planned merger with Commerce One will create the first fully integrated e-commerce applications, strategy consulting and Internet professional services company in the B2B eMarketplace industry. Our companies share the same vision of building a Global Trading Web SM that allows thousands of separate exchanges to interconnect and operate seamlessly as one marketplace. And by combining Commerce One's procurement application and portal site technologies with AppNet's strategy, creative and e-business integration expertise, we will be able to deliver end-to-end eMarketplace solutions -- and help our customers to achieve critical mass -- in record time.